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                                                         For Further Information
                                    Timothy G. Merrick, Vice President - Finance
                                                     Coast Dental Services, Inc.
                                                    2502 North Rocky Point Drive
                                                                      Suite 1000
                                                            Tampa, Florida 33607
                                                                  (813) 288-1999


                       COAST DENTAL AGAIN REITERATES THAT
                    100% OF OUTSTANDING SHARES NOT FOR SALE


     TAMPA, FLORIDA, April 11, 2003 - Coast Dental Services, Inc. (Nasdaq SC:CDEN), reiterated again today its previous announcements that Coast Dental's 52% majority shareholders are not interested in selling their shares and as such, 100% of the outstanding shares are not for sale. The purpose of this reiteration was to clear up any confusion to Coast Dental's shareholders that may have been created by Great Expressions Dental Centers, Inc.'s ("Great Expressions") April 11, 2003 press release announcing their increased offer to buy 100% of Coast Dental's common stock. Coast Dental informed Great Expressions on April 10, 2003 that it was surprised that Great Expressions continues to send proposals to acquire 100% of Coast Dental's common stock when it has been reiterated again and again that the 52% majority interest is not for sale. Great Expressions' latest proposal was conditioned upon, among other things, transition to Great Expressions of all the dental practices managed by Coast Dental. Coast Dental does not own the dental practices, nor employ the dentists and hygienists at the dental practices, and the Great Expressions proposal did not include any consideration to the owner of these dental practices. In addition, Great Expressions had been informed prior to issuance of their press release that the managed dental practices were not interested in selling the dental practices to Great Expressions or entering into a business relationship with Great Expressions. Great Expressions has to date declined to make an offer for the remaining 48% minority interest held by Coast Dental's public shareholders, but was again requested by Coast Dental to make a specific offer for such public shares. The 48% minority interest is the subject of Coast Dental's current $4.50 per share self tender offer that expires April 14, 2003 at 5:00 p.m. The Schedule TO filed by Coast Dental, which contains the Offer to Purchase and related documents, can be obtained at www.sec.gov at no charge.